Exhibit 99.1

COINCHECK GROUP ANNOUNCES COMPLETION OF KDDI STRATEGIC INVESTMENT

KDDI receives newly issued shares of Coincheck Group at $2.28 per share, an aggregate cash purchase price of $65 million, constituting 14.9% ownership of Coincheck Group’s outstanding ordinary shares

Amsterdam, Netherlands – June 10, 2026 -- Coincheck Group N.V. (NASDAQ: CNCK) (“Coincheck Group” or the “Company”), a Dutch public limited liability company that provides digital asset trade execution, custody, staking and asset management services, and KDDI Corporation (TYO: 9433) (“KDDI”) today announced they have completed KDDI’s strategic investment in Coincheck Group, having closed their May 12, 2026 share subscription and investment agreement (the “Subscription Agreement”). KDDI is a major Japanese telecommunications company that provides telecommunications services, finance, energy, IoT services for connected cars, and data center connectivity.

KDDI received 28,536,516 newly issued Coincheck Group ordinary shares at a price of $2.28 per share, for an aggregate cash purchase price of $65,063,256.48. KDDI will receive registration rights for the acquired shares and has the right to nominate one individual for appointment to the Company’s board, as a non-executive director, at Coincheck Group’s next Annual General Meeting, which is anticipated to be held in September 2026.

Concurrently with the signing of the Subscription Agreement, Coincheck Group’s Japanese subsidiary, Coincheck, Inc., entered into a business alliance agreement with KDDI focused on collaborative initiatives aimed at expanding the digital asset market in Japan, including through mutual customer referral programs and related revenue sharing and referral fees. By combining KDDI’s distribution reach and trusted consumer interfaces with Coincheck’s crypto asset platform and product expertise, the parties aim to reduce onboarding friction, broaden mainstream access to digital assets, and expand practical day-to-day use cases across KDDI’s ecosystem in Japan.

Coincheck Group was advised by J.P. Morgan, as financial advisor, and De Brauw Blackstone Westbroek and Simpson Thacher & Bartlett LLP, as legal counsel.

About Coincheck Group N.V.

Coincheck Group N.V. (NASDAQ: CNCK) seeks to bring together retail scale, institutional capability and resilient infrastructure in one digital finance platform offering. Built on its leadership position in Japan as a retail crypto asset exchange provider, the Company is expanding into institutional services and digital asset infrastructure across multiple markets. Its offerings include trade execution, custody, staking and asset management services alongside ongoing development in on-chain finance.

About KDDI Corporation

KDDI is a leading Japanese telecommunications company with over 100 million customers. In recent years, KDDI has expanded beyond its core telecommunications business into areas such as AI, finance, energy, retail, and cybersecurity, contributing to structural reforms across various industries. Globally, KDDI provides mobile services, IoT services for connected cars, and data center connectivity, primarily in North America, Europe, and Asia. KDDI is driving social impact and transformation through its mid-term management strategy, “Power-to-Connect 2028.” For more information, visit the KDDI website.

https://www.kddi.com/english/

Media and Investor Relations Contact:

CoincheckIR@icrinc.com

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about plans, goals, objectives, expectations and intentions with respect to future operations, products and services, and commercial relationships; and specific statements identified in this press release by words such as “aim,” “aimed” and “seek,” or words of similar meaning or the negative thereof. Such forward-looking statements are based upon the current beliefs and expectations of the Company’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the Company’s control, which could cause actual results or events to differ materially from those presently anticipated. Such risks, uncertainties, and assumptions, include, among others: (i) the issuance of a significant number of Coincheck Group shares to KDDI resulting in immediate and substantial dilution to existing shareholders of Coincheck Group; (ii) Coincheck Group’s use of the funds it will receive from the issuance of shares to KDDI having disappointing or unsuccessful results; (iii) the business alliance with KDDI having less positive results than expected or otherwise being unsuccessful; (iv) the Company’s ability to execute its growth strategies, including identifying and executing B2B or B2B2C relationships (such as the business alliance with KDDI), and (v) other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 20-F for the fiscal year ended March 31, 2025, as such factors may be updated from time to time, which are or will be accessible on the SEC’s website at www.sec.gov. The forward-looking statements included in this press release are made only as of the date of this press release and the Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.